Mail Stop 4561
Via Fax (781) 890-4848

December 19, 2007

Rodger Weismann
Chief Financial Officer
Phase Forward Incorporated
880 Winter Street
Waltham, MA 02451

  Re: Phase Forward Incorporated
    Form 10-K for the Fiscal Year Ended December 31, 2006
    Filed on March 1, 2007
    File No. 000-50839

Dear Mr. Weismann:

  We have reviewed the above referenced filing(s) and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Review of Results of Operations, page 42

1. We note within your discussion of revenue fluctuations that there are instances where two or more sources of a material change have been identified, but the source that contributed to the change were not quantified (e.g. increase in application hosting services trials and InForm and WebVDME license sales).

Please tell us how you have considered quantifying each source, such as providing volume and/or pricing data, that contributed to a material change in your MD&A discussion pursuant to Section III. D of SEC Release 33-6835 and how you intend to comply with such guidance.

Item 9A. Controls and Procedures, page 55

2.   We note your statement that a "any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, as [yours] are designed to do, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures." Please revise to state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

3.   We note your disclosure that your "Chief Executive Officer and Chief Financial Officer, concluded that [your] disclosure controls and procedures are effective in enabling [you] to record, process, summarize and report information required to be included in [your] periodic Securities and Exchange Commission filings within the required time period."   Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Consolidated Statements of Operations, page F-4

4.   We note from you disclosures on page F-11 that for income statement presentation purposes, the Company allocates revenues from bundled arrangements, which are not separable because of absence of VSOE for the undelivered elements, based on management's estimate of the relative fair value of each element.   We further note that the Company allocates revenues to consulting services based on amount that "would have been allocated had those services been sold separately to the customer." Please explain further how you determine this amount. For instance, do you use VSOE for other consulting services that are sold separately? If so, please explain how you determined that the value of services sold on a stand-alone basis is representative of the value of

services sold in a bundled arrangement. We also note that the Company allocates 10% of the contract value to support services. Please tell us how you determined this amount. If the rate was determined based on other support services that the Company sells separately (i.e. perpetual license PCS), then please explain further how the services under both types of contract compare and explain the difference in rates as we note that the Company currently charges 18% for your perpetual license PCS. If you use some other allocation methodology; then please provide additional support for the methodology used and tell us why the Company believes that 10% is a reasonable rate to allocate to customer support.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition and Deferred Set Up Costs, page F-10

5.   We note on page F-11 of your disclosure that license revenue is recognized upon delivery for multiple element arrangements for your Clintrial and Clintrace products that include customer support and training, as the Company established vendor-specific objective evidence (VSOE) for customer support. Please clarify if you establish VSOE for customer support based upon stated renewal rates or stand alone sales pursuant to the guidance of paragraphs 10 and 57 of SOP 97-2. If the former is the case then tell us how you determined the renewal rates are substantive. In this regard, please provide the range of renewal rates and tell us what percentage of your customers actually renew at such rates. If the latter is the case, then please explain the methodology used to determine VSOE of undelivered elements. Specifically describe the process you use to evaluate the various factors that effect your VSOE including customer type and other pricing factors (e.g., geographic region, purchase volume, competitive pricing, etc.). In your response, please tell us the volume and range of standalone sales used to establish VSOE for each applicable element. In addition, tell us how you established VSOE for training services.

6.   We note on page 3 that your customers include governmental regulatory agencies. Please tell us how you considered the guidance of paragraphs 32 and 33 of SOP 97-2 in accounting for fiscal funding clauses that may be included in your software arrangements. Also, if applicable, tell us how fiscal funding clauses or other government contract contingencies impact your revenue recognition for other services and product you provide, such as customer support.

Note 7. Income Taxes, page F-27

7.   We note that the Company released $5.6 million and $7.8 million of your valuation allowance for deferred tax assets in fiscal 2006 and 2005, respectively. Please explain further your basis for concluding that these deferred tax assets

were realizable. Describe the nature of the positive and negative evidence you considered in your determination and how that evidence was weighted. In addition, please tell us how you determined that the remaining valuation allowance of $26 million as of December 31, 2006 is adequate, including when you foresee the pattern of release for this balance. We refer you to paragraphs 20 to 25 and 103 of SFAS 109.

Note 11. Stockholders' Equity

Stock-Based Compensation Plans, page F-32

8.   We note that the Company adopted SFAS 123(R) on January 1, 2006. Tell us how you considered the following disclosure requirements of paragraph A240 of SFAS 123:

- For stock options, you disclose a range of "exercise price per share" rather than the "weighted-average exercise price per share" required by paragraph A240(b)(1).
- For restricted stock awards and units, you disclose a range of "market price per share" rather than the "weighted-average grant date fair value" required by paragraph A240(b)(2).
- Additionally, you present restricted stock award and unit activity as "awarded, exercised, and canceled" rather than "granted, vested, and forfeited" required by paragraph A240(b)(2).

9.   We also note that you capitalized certain costs such as deferred set up costs and deferred commission payments in the amount of $2.6 million and $6.4 million, respectively, as of December 31, 2006. Tell us the amount, if any, of stock based compensation included in these capitalized costs for all periods presented. If applicable, tell us your consideration for disclosing such costs pursuant to the guidance of paragraph A240(g)(1)(b).

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Feider at (202) 551-3379 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief